ING LIFE INSURANCE AND ANNUITY COMPANY
and its Variable Annuity Account C

AFT Choice Plus

Supplement dated December 20, 2006 to the Contract Prospectus,
Contract Prospectus Summary and Statement of Additional Information,
each dated April 28, 2006, as supplemented

This supplement updates certain information contained in your Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). Please read it carefully and keep it with your current Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

1.   The following footnote is added to Oppenheimer Capital Income Fund (Class A) appearing in the list of funds in the Contract Prospectus, Contract Prospectus Summary and SAI.

    Transfers or contributions to this subaccount are only allowed for participants who had a current balance in the subaccount as of December 15, 2006 or who were currently directing periodic contributions into the subaccount as of that date. In addition, effective December 15, 2006, increases to current allocations to this subaccount are not allowed. If at any time a participant has no balance in the subaccount and is not making a current allocation into the subaccount, no further transactions or contributions into the subaccount will be allowed. As soon as all those who have current allocations to the subaccount under the contract have redirected their allocations to other investment options, we will close the subaccount to all investments.

2.   Effective December 31, 2006, Directed Services, Inc. is being converted to a limited liability company, redomiciled to Delaware, and reorganized as a wholly-owned subsidiary of ING Life Insurance and Annuity Company. Effective December 31, 2006, Directed Services, Inc. will be renamed Directed Services, LLC. Accordingly, effective December 31, 2006, all references to Directed Services, Inc. appearing in the Contract Prospectus and in the Contract Prospectus Summary are replaced with Directed Services, LLC.

3.   Effective December 31, 2006, the investment adviser for each of the portfolios under ING Partners, Inc. will change to Directed Services, LLC. Accordingly, effective December 31, 2006, all references to ING Life Insurance and Annuity Company as investment adviser for each portfolio under ING Partners, Inc. appearing in the Contract Prospectus under Appendix III – Fund Descriptions are replaced with Directed Services, LLC.

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), 151 Farmington Avenue, Hartford, CT 06156, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.

X.105479-06A   December 2006
C06-1120-007R (12/2006)